15026552

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED MAY 28 2015 Washington DC 189

SEC FILE NUMBER
8- 49561

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2014 (MM/DD/YY) AND ENDING 03/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wolverton Securities (USA) Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 Dunsmuir Street, 17th Floor
(No. and Street)

Vancouver	British Columbia, Canada	V7Y 1J5
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Mitchell 604-605-6309
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton, LLP
(Name – *if individual, state last, first, middle name*)

1600-333 Seymour Street	Vancouver	British Columbia, Canada	V6B 0A4
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☐ Certified Public Accountant

☐ Public Accountant

☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, John Mitchell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wolverton Securities (USA) Ltd., as of March 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

TED W. MURRAY
Barrister & Solicitor
FARRIS, VAUGHAN, WILLS & MURPHY LLP
2500-700 West Georgia Street
P.O. Box 10026, Pacific Centre
Vancouver, BC V7Y 1B3

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Grant Thornton

Financial Statements

Wolverton Securities (USA), Ltd.

(Expressed in U.S. dollars)

March 31, 2015 and 2014

Contents

Grant Thornton

Report of Independent Registered Public Accounting Firm

Grant Thornton LLP
Suite 1600, Grant Thornton Place
333 Seymour Street
Vancouver, BC
V6B 0A4

T +1 604 687 2711
F +1 604 685 6569
www.GrantThornton.ca

To the Board of Directors of
Wolverton Securities (USA), Ltd.

We have audited the accompanying financial statements of Wolverton Securities (USA), Ltd. (a Washington corporation) (the "Company") as of March 31, 2015 and March 31, 2014 and the related statements of loss and comprehensive loss, changes in stockholder's equity, and changes in financial condition for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

Auditor's responsibility

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wolverton Securities (USA), Ltd. as at March 31, 2015 and March 31, 2014 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton

Supplementary information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of Company's basic financial statements. Such supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the basic financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in Schedules I, II and III. In forming our opinion on the supplementary information, we evaluated whether the information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplementary information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Vancouver, Canada
May 25, 2015

Chartered Accountants

Wolverton Securities (USA), Ltd.
Statements of Financial Condition

(Expressed in U.S. dollars)

March 31	2015	2014
Assets		
Cash	$ 305,101	$ 268,426
Marketable securities	-	22,164
Accounts receivable	9,532	17,124
Deposit with broker and dealer	53,463	53,463
Prepaid expenses	17,595	13,135
Total assets	$ 385,691	$ 374,312
Liabilities		
Accounts payable and accrued liabilities	$ 30,169	$ 31,215
Due to parent company (Note 5)	4,484	7,099
Total liabilities	34,653	38,314
Stockholder's equity		
Capital stock (Note 4)	625,000	550,000
Deficit	(273,962)	(214,002)
Total equity	351,038	335,998
Total liabilities and equity	$ 385,691	$ 374,312

On behalf of the Board

Director

See accompanying notes to the financial statements.

Wolverton Securities (USA), Ltd.
Statements of Loss and Comprehensive Loss

(Expressed in U.S. dollars)

Years ended March 31	2015	2014
Revenue		
Commission	$ 218,018	$ 252,564
Interest	211	888
Investment and other income	30,167	14,344
Total revenue	248,396	267,796
Expenses		
Bank charges	722	588
Commissions paid	104,773	115,346
Professional fees	37,330	22,560
Quotation	87,660	85,605
Sundry (Note 5)	77,871	71,935
Total expenses	308,356	296,034
Net loss and comprehensive loss	$ (59,960)	$ (28,238)

See accompanying notes to the financial statements.

Wolverton Securities (USA), Ltd.
Statements of Changes in Financial Condition
(Expressed in U.S. dollars)

Years ended March 31	2015	2014
Cash derived from (applied to)		
Operating		
Net loss and comprehensive loss	$ (59,960)	$ (28,238)
Realized gain on sale of marketable securities	(4,242)	-
Unrealized holding gain on marketable securities	-	(2,784)
	(64,202)	(31,022)
Change in non-cash operating working capital		
Decrease (increase) in accounts receivable	7,592	(17,124)
Increase in prepaid expenses	(4,460)	(1,409)
(Decrease) increase accounts payable and accrued liabilities	(1,046)	6,631
Net cash flows from operating activities	(62,116)	(42,924)
Financing		
Issuance of common shares	75,000	-
Net advances to parent company	(2,615)	(82,505)
Net cash flows from financing activities	72,385	(82,505)
Investing		
Proceeds from sale of marketable securities	26,406	-
Net cash flows from investing activities	26,406	-
Net increase (decrease) in cash	36,675	(125,429)
Cash, beginning of year	268,426	393,855
Cash, end of year	$ 305,101	$ 268,426
Supplemental cash flow information		
Interest received	$ 211	$ 888

See accompanying notes to the financial statements.

Wolverton Securities (USA), Ltd.
Statements of Changes in Stockholder's Equity

(Expressed in U.S. dollars)
Years ended March 31, 2015 and 2014

	Capital Stock						
	Shares		Amount		Deficit		Total
Balance, March 31, 2013	550,000	$	550,000	$	(185,764)	$	364,236
Net loss, year ended March 31, 2014					(28,238)		(28,238)
Balance, March 31, 2014	550,000		550,000		(214,002)		335,998
Net loss, year ended March 31, 2015					(59,960)		(59,960)
Share issuance	75,000		75,000		-		75,000
Balance, March 31, 2015	**625,000**	**$**	**625,000**	**$**	**(273,962)**	**$**	**351,038**

See accompanying notes to the financial statements.

1. Nature of operations

Wolverton Securities (USA), Ltd. (the "Company") is a broker/dealer registered under the United States Securities Exchange Act of 1934 and incorporated in the State of Washington on July 3, 1996.

The Company became a registrant with the Financial Industry Regulatory Authority ("FINRA") (formerly the National Association of Securities Dealers Inc.) of the United States of America on November 7, 1997.

The Company operates under an introducer/carrier broker agreement with COR Clearing LLC.

2. Summary of significant accounting policies

Generally accepted accounting principles ("GAAP")

These financial statements are prepared in United States ("U.S.") dollars, in accordance with accounting principles generally accepted in the United States of America.

Basis of presentation

Customers' securities transactions are recorded on a settlement date basis, with related commission income and expenses recorded on a trade date basis.

Use of estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results may differ from those estimates.

Cash

Cash includes cash on hand, held at one financial institution.

Marketable securities

Equity investments for which market quotations are readily available are valued at the most recently available closing market prices.

2. Summary of significant accounting policies (continued)

Revenue recognition

Commission revenue consists of revenue generated through brokerage services provided to clients, recognized on a trade date basis.

Interest revenue consists of a share of interest earned on client accounts held by COR Clearing LLC and interest earned on cash balances held at bank.

Foreign currency translation

The Company's functional currency is the U.S. dollar. Monetary asset and liability accounts denominated in Canadian currency are translated into U.S. dollars at the exchange rate in effect at the statement of financial condition date. Revenues and expenses denominated in Canadian currency are translated at the exchange rate in effect at the transaction date. Foreign exchange gains and losses are included in the determination of loss for the year.

Income taxes

Income taxes are accounted for using an asset and liability approach, which requires the recognition of taxes payable or refundable for the current period and deferred tax liabilities and assets for future tax consequences of events that have been recognized in the Company's financial statements or tax returns. The measurement of current and deferred tax liabilities and assets is based on provisions of enacted tax laws; the effects of future changes in tax laws or rates are not anticipated. Deferred tax assets are reduced, if necessary, by a valuation allowance, where, based on available evidence, the probability of realization of the deferred tax asset does not meet a more-likely-than-not criterion.

Accounting for uncertainty in income taxes

The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority.

3. Financial instruments

Fair value

The financial instruments consist of cash, marketable securities, accounts receivable, deposit with broker and dealer, accounts payable and accrued liabilities, and due to parent company.

(Expressed in U.S. dollars)

3. Financial instruments (continued)

Fair value (continued)

The Company follows guidance under ASC Topic 820 *Fair Value Measurements and Disclosures*, with regard to financial assets and liabilities measured at fair value on a recurring basis. ASC Topic 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC Topic 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Inputs other than Level 1 inputs that are either directly or indirectly observable such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable; or, other inputs not directly observable, but derived principally from, or corroborated by, observable market data.

Level 3: Unobservable inputs that are supported by little or no market activity.

The Company utilizes the market approach to measure fair value for its financial assets and liabilities. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

Assets and liabilities measured at fair value on a recurring basis and subject to the disclosure requirements of ASC 820 as at March 31, 2015 and 2014 are summarized below:

	Quoted market prices in active markets (Level 1)	Internal models with significant observable marketable parameters (Level 2)	Internal models with significant unobservable marketable parameters (Level 3)	Total fair value reported in statement of financial condition
As at March 31, 2015				
Marketable securities	$ -	$ -	$ -	$ -
As at March 31, 2014				
Marketable securities	$ 22,164	$ -	$ -	$ 22,164

3. Financial instruments (continued)

Fair value (continued)

The Company's investments in marketable securities are recorded at fair value based on quoted market prices. The Company sold its remaining marketable securities during the year; consequently the unrealized gain earned on marketable securities held at year end was $Nil (2014 - $2,784). Realized and unrealized income earned on marketable securities are amount is included in the statement of loss line item *Investment and other income.*

The carrying values of other financial instruments, including cash, accounts receivable, deposit with broker and dealer, accounts payable and accrued liabilities, and due to parent company, approximate fair value due to their short maturities.

Risk management

In the normal course of business the Company is exposed to interest rate risk, credit risk, liquidity risk, and foreign exchange risk. These risks are managed in the following manner:

(a) Interest rate risk

Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments held by the Company and the interest revenue earned by the Company. The Company is exposed to interest rate risk on cash held at bank.

(b) Credit risk

The Company's exposure to credit risk arises from the possibility that a counterparty to a transaction may fail to perform under its contractual commitment, resulting in a financial loss to the Company. The primary counterparty is the Company's carrying broker, COR Clearing LLC.

As at March 31, 2015, management believes the counterparty concentrations are in the normal course of business and are not unusual. No provisions have been made for any potential uncollectable accounts.

(c) Liquidity risk

Liquidity risk is the risk that the Company cannot meet a demand for cash or fund its obligations as they come due. The Company's management oversees the Company's liquidity position to ensure that the Company has access to enough readily available funds to cover its financial obligations as they come due.

The Company's business requires capital for operating and regulatory purposes. The current assets reflected on the statement of financial condition are highly liquid.

(d) Foreign exchange risk

The Company is charged by its parent company, Wolverton Securities Ltd., for its proportionate share of operating expenses incurred. The costs incurred by the parent company are denominated in Canadian dollars; thus, the Company is exposed to foreign exchange risk on the conversion of those amounts to U.S. dollars.

(Expressed in U.S. dollars)

3. Financial instruments (continued)

Risk management (continued)

(e) Fair value risk

Fair value risk is the potential for loss from an adverse movement in the value of a financial instrument. It is management's opinion that the Company is not exposed to significant fair value risk from these financial instruments.

The Company is not materially impacted by the risks noted above.

4. Capital stock

	2015	2014
Authorized		
1,000,000 shares of common shares with no par value		
Issued		
625,000 common shares (2014 - 550,000)	**$ 625,000**	$ 550,000

During the year, the Company issued 75,000 common shares for proceeds of $75,000.

5. Related party transactions

During the year, the Company was charged $26,081 (2014 - $33,095) by its parent company for its proportionate share of costs incurred. In addition, the Company was charged $13,762 (2014 - $9,988) for services provided by its parent company on behalf of its clients. These charges are included in the statement of loss line item *Expenses, Sundry*.

At March 31, 2015, the amount due to its parent company is $4,484 (2014 - $7,099).

The amounts due to its parent company are non-interest bearing and have no set terms of repayment.

The above transactions occurred in the normal course of operations and are measured at the exchange amount agreed to by the related parties.

6. Income taxes

The Company has approximately $262,550 (2014 - $202,591) of unused tax losses that may be claimed to reduce future taxable income. A full valuation allowance has been provided against this amount due to the uncertainty regarding the realization of the deferred income tax asset.

(Expressed in U.S. dollars)

7. Capital requirements

The Company requires capital for operating and regulatory purposes including the funding of current and future operations. The capital structure is defined as stockholder's equity which is comprised of capital stock and retained earnings.

The Company's capital management framework is designed to exceed the level of capital that will meet the Company's regulatory capital requirements, fund current and future operations, and ensure that the Company is able to meet its financial obligations as they become due.

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule, which requires the maintenance of minimum net capital. The Company follows the primary (aggregate indebtedness) method under Rule 15c3-1 with the K(2)(ii) exemption which requires the Company to maintain minimum net capital equal to the greater of $250,000 and one-fifteenth of aggregate indebtedness. If the net capital ratio exceeds 10 to 1, the Company may not withdraw equity capital or pay cash dividends.

At March 31, 2015, the Company had net capital of $333,443 (2014 - $319,537), which was $83,443 (2014 - $69,537) in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.1039 to 1. As at March 31, 2015, the Company was in compliance with all minimum regulatory requirements.

Net capital is a non-GAAP measure and it is a prescribed calculation by the Securities and Exchange Commission's Uniform Net Capital Rule. As a result, the measure may not be comparable to similar measures prescribed by other companies.

8. Subsequent events

The Company has evaluated subsequent events through May 25, 2015, which is the date the financial statements were available to be issued. Based on such evaluation, no such events have occurred that in the opinion of management warrant disclosure in or adjustment to the financial statements.

9. Comparative amounts

Certain prior period balances have been reclassified to conform to the financial statements presentation in the current period.

Wolverton Securities (USA), Ltd.
Focus Report – Part IIA – Computation of Net Capital
(Expressed in U.S. dollars)
March 31, 2015

1			Total ownership equity (o/e)	$ 351,038
2			Deduct o/e not allowable for net capital (NC)	
3			Total o/e qualified for net capital	351,038
4			Add:	
	A		Allowable subordinated liabilities	
	B		Other deductions or credits	
5			Total capital and allowable subloans	351,038
6			Deductions and/or charges:	
	A		Total non-allowable assets	(17,595)
	B		Aged fail to deliver	
		1	Number of items	
	F		Other deductions and/or charges	
7			Other additions and/or allowable credits	
8			Net capital before haircuts	333,443
9			Haircuts on securities:	
	A		Contractual commitments	
	B		Subordinated debt	
	C		Trading and investment sec:	
		1	Exempted securities	
		2	Debt securities	
		3	Options	
		4	Other securities	-
	D		Undue concentration	
	E		Other	
10			Net capital	$ 333,443
11			Minimum net capital required (based on 6 2/3% of total aggregate indebtedness)	$ 2,310
12			Minimum dollar requirement	$ 250,000
13			Net capital requirement (greater of line 11 or 12)	$ 250,000
14			Excess net capital	$ 83,443
15			Net capital less greater of 10% of line 19 or 120% of line 12	$ 33,443

Wolverton Securities (USA), Ltd.
Focus Report – Part IIA – Computation of Net Capital pursuant 15c3-1 of the Securities and Exchange Commission
(Expressed in U.S. dollars)
March 31, 2015

Computation of aggregate indebtedness (AI)

16	Total AI liability from statement of financial condition	$ 34,653
17	Add:	
A	Drafts for immediate credit	
B	Market value of sec borrowed where no equivalent value is paid or credited	
C	Other unrecorded amounts	
19	Total aggregate indebtedness	$ 34,653
20	Ratio of AI/NC	10.39%
29	Percentage of debt to debt equity	0.00%

Wolverton Securities (USA), Ltd.
Other Representations
(Expressed in U.S. dollars)
March 31, 2015

Schedule: Computation of determination of reserve requirements pursuant to Rule 15c3-3

This particular schedule is not applicable to the above firm as at March 31, 2015. Wolverton Securities (USA), Ltd. is exempt from 15c3-3, due to the K(2)(ii) exemption. As a result, the schedule is not included as part of the annual audit report.

Schedule: Information relating to the possession or control requirements under Rule 15c3-3

This particular schedule is not applicable to the above firm as at March 31, 2015. Wolverton Securities (USA), Ltd. is exempt from 15c3-3, due to the K(2)(ii) exemption. As a result, the schedule is not included as part of the annual audit report.

Schedule: Report describing any material inadequacies found to exist since the date of the last audit

This particular report is not applicable to the above firm as at March 31, 2015. There have been no material inadequacies found to exist since the date of the last annual audit.

Wolverton Securities (USA), Ltd.
Reconciliation of Computation of Net Capital
(Expressed in U.S. dollars)
March 31, 2015

Net capital per firm (per March 31, 2015 Focus Report submitted April 24, 2015)	$	333,443
Add: no adjustments		-
Deduct: no adjustments		-
Net capital per audited computation of net capital as at March 31, 2015	$	333,443

Wolverton Securities (USA), Ltd.
Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

(Expressed in U.S. dollars)
March 31, 2015

Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

The Board of Directors
Wolverton Securities (USA), Ltd.
Vancouver, Canada

In planning and performing our audit of the financial statements of Wolverton Securities (USA), Ltd. (the "Company") as at and for the year ended March 31, 2015 in accordance with auditing standards generally accepted in the United States of America established by the American Institute of Certified Public Accountants, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

Wolverton Securities (USA), Ltd.
Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

(Expressed in U.S. dollars)
March 31, 2015

Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described herein and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2015, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the United States Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Grant Thornton LLP

Vancouver, Canada
May 25, 2015

Chartered Accountants

Grant Thornton

Report of independent registered public accounting firm

Grant Thornton LLP
Suite 1600, Grant Thornton Place
333 Seymour Street
Vancouver, BC
V6B 0A4

T (604) 687-2711
F (604) 685-6569
www.GrantThornton.ca

To the Board of Directors of Wolverton Securities (USA) Ltd.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation ("SIPC") for the year ended March 31, 2015, which were agreed to by Wolverton Securities (USA) Ltd. ("the Company") and the US Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended March 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for year period from April 1, 2014 to March 31, 2015 noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been

reported to you. This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Vancouver, Canada
May 25, 2015

Chartered accountants

Grant Thornton

Exemption Report Review

Wolverton Securities (USA) Ltd.

April 1, 2014 to March 31, 2015

Grant Thornton

Exemption Report Review

Grant Thornton LLP
Suite 1600, Grant Thornton Place
333 Seymour Street
Vancouver, BC
V6B 0A4

T +1 604 687 2711
F +1 604 685 6569
www.GrantThornton.ca

To the Board of Directors
Wolverton Securities (USA) Ltd.

We have reviewed management's statements, included in the accompanying Wolverton Securities (USA) Ltd. Exemption Report, in which (1) Wolverton Securities (USA) Ltd. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which PI Financial (US) Corp. claimed an exemption from 17 C.F.R. § 240.15c3-3:(2)(ii), (the "exemption provisions") and (2) Wolverton Securities (USA), Ltd. stated that Wolverton Securities (USA) Ltd. met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Grant Thornton LLP

Vancouver, Canada
May 25, 2015

Chartered Accountants

Wolverton Securities

100+ Years of Smart Investing

Wolverton Securities (USA) Ltd.
17th Floor, 777 Dunsmuir Street
Vancouver, BC, Canada V7Y 1J5
Telephone: 604.632-0001
Fax: 604.662.5205

March 31, 2015

Securities and Exchange Commission
San Francisco Regional Office
44 Montgomery St., Suite 2800
San Francisco, CA 94104
USA

Dear Sirs:

Re: SEC Rule 15c3-3 Customer Protection Rule; Exemption Report

Wolverton Securities (USA) Ltd. ("the Company") certifies, to its best knowledge and belief, the following:

1. The Company claims an exemption from the provisions of rule 15c3-3(k) on the basis of its (k)(2)(ii) introducing/carrying arrangement; and

2. The Company met its requirements for the exemption throughout the most recent fiscal year without exception.

John Mitchell
Chief Financial Officer
Wolverton Securities (USA) Ltd.